תאריך: 19/9/2012

לכבוד
הבנק הבינלאומי הראשון לישראל בע"מ
סניף אבני חן

ג.א.נ,

הואיל ו-רדקום בע"מ (להלן: "**החברה**") חייבת ו/או תהיה חייבת לבנק סכומי כסף שונים בגין אשראי, אשראי דוקומנטרי, הלוואות שונות, משיכות יתר בחשבון עו"ש, בחשבון חח"ד או בחשבון אחר, כתבי שיפוי וערבויות כלשהן, נכיון שטרות ושירותים בנקאיים שונים שהועמדו ו/או יועמדו לה ו/או לגורמים אחרים בערבותה (להלן: "**השירותים הבנקאיים**");

והואיל וזהר זיספאל ויהודה זיספאל מחזיקים בחלק ממניות החברה כמפורט בדף עיון החברה מיום 11.09.2012 המצ"ב כחלק בלתי נפרד מכתב זה (להלן: "**בעלי המניות**") ו/או הינם בעלי שליטה בחברה על פי הגדרת המונח "שליטה" בחוק ניירות ערך התשכ"ח-1968 (להלן: "**בעלי השליטה**") ו/או הינם תאגידים הנמצאים בשליטתם של בעלי המניות ו/או בשליטתם של בעלי השליטה על פי הגדרת המונח "שליטה" בחוק ניירות ערך התשכ"ח-1968 (להלן: "**בעלי הענין**");

והואיל וכאחד התנאים להעמדת השירותים הבנקאיים דרש הבנק כי החברה ובעלי הענין יחתמו על כתב זה ועל ההתחייבויות המפורטות להלן, והחברה ובעלי הענין הסכימו לכך.

אי לכך, החברה מצהירה ומתחייבת כלפי הבנק כי כל עוד היא נהנית מאשראים ושירותים בנקאיים המוענקים לה על ידי הבנק, וכל עוד קיימים חובות והתחייבויות של החברה כלפי הבנק, הכל בהתאם לספרי הבנק, יחול כל האמור כדלהלן:

1. החברה תעמוד בכל עת בתנאים וביחסים פיננסיים כלהלן, אשר ייבדקו בהתאם לדוחות הכספיים הרבעוניים והשנתיים המאוחדים של החברה (הדוחות השנתיים יהיו מבוקרים והדוחות הרבעוניים יהיו פנימיים).

1.1. ההון העצמי של החברה על פי הדו"חות הכספיים כמפורט לעיל לא יפחת משיעור של 32% ביחס לסך המאזן.

הון עצמי – כמופיע בדו"חות הכספיים של החברה (הכולל בין היתר את הון המניות הנפרע של החברה, קרנות ההון, יתרת הרווח שלא יועדה ובניכוי עלות מניות החברה המוחזקות על ידה או ע"י חברות בנות ובניכוי זכויות מיעוט) ובתוספת הלוואות הבעלים הנדחות, ובניכוי הלוואות ו/או שטרי הון שניתנו לבעלי העניין ו/או לחברות קשורות ובניכוי ערבויות שניתנו על ידי החברה להבטחת חובותיהם של בעלי העניין ו/או חברות קשורות של החברה וכן בניכוי נכסים לא מוחשיים כפי שיופיעו בדוחות הכספיים של החברה, לרבות, אך לא רק, הוצאות נדחות, מוניטין, פטנטים, סימני מסחר, שמות מסחריים, זכויות יוצרים וכיוצ"ב.

בעלי עניין ו/או חברות בנות ו/או חברות קשורות כהגדרת מונחים אלה בחוק נ"ע התשכ"ח 1968. סכומים שינוכו מההון העצמי לצורך חישוב ההון העצמי כהגדרתו לעיל, ינוכו גם מסך המאזן לצורך חישוב שיעורו, כנדרש ברישא של סעיף 1.1 לעיל.

2. החברה מתחייבת כי עם יישום כללי תקינה שונים מאלה המיושמים על ידה היום, בחלקם או במלואם (להלן: "הכללים החדשים"), ופרסום דוחות כספיים על פי הכללים החדשים החברה תפנה לבנק על מנת להתאים את התחייבויותיה שעל פי סעיף 1 לעיל לשינויים הנובעים מיישום הכללים החדשים. לא הגיעו החברה והבנק להסכמה בדבר השינויים הנדרשים תוך 30 יום ממועד פניית החברה לבנק או תוך תקופה אחרת שנקבעה בין הצדדים, יהיה הדבר עילה להעמדת חובות והתחייבויות החברה לפירעון מיידי.

החברה מצהירה כי נכון לתאריך חתימת כתב זה היא עומדת בתנאים וביחסים פיננסיים אלה.

3. שיעור החזקת בעלי המניות יחד בבעלות ובשליטה בחברה ו/או בזכויות לרווחים ו/או בזכויות האחרות הצמודות למניות החברה, לא יפחת מ-30%, ללא הסכמת הבנק מראש ובכתב.

4. הלוואות אשר החברה קבלה ו/או תקבל מבעלי ענין בחברה (להלן: **"הלוואות הבעלים"**) תהיינה נחותות ונדחות מחובותיה והתחייבויותיה של החברה לבנק, וכי לחובות והתחייבויות החברה כלפי הבנק יהיה דין קדימה לעומת הלוואות הבעלים כפי שיהיו בכל עת.

5. החברה מתחייבת לא לשלם ולא לפרוע הלוואות הבעלים או כל חלק מהן עד שלא יפרעו במלואם מלוא הסכומים המגיעים ממנה לבנק בגין העמדת השירותים הבנקאיים, וכל עוד לא ייפרעו מלוא חובותיה והתחייבויותיה של החברה לבנק.

החברה מצהירה כי נכון למועד חתימתה על כתב זה, אין כל שינוי בהלוואות הבעלים ובסכומן ביחס לנתונים הנ"ל כפי שמפורטים בדוחות הכספיים האחרונים אשר פורסמו ו/או הוצגו לבנק על ידי החברה טרם חתימתה על כתב זה.

על אף האמור לעיל, החברה תהיה רשאית לשלם ו/או לפרוע הלוואות בעלים או חלק מהן ובתנאי שבכל עת גם לאחר התשלומים הנ"ל תעמוד בכל התחייבויותיה כמפורט בסעיף 1 לעיל.

6. החברה תמציא לבנק, בסמוך עם קבלת דרישתו לכך, דיווחים, מסמכים ומידע שוטפים בקשר עם עסקי החברה ומצבה הפיננסי.
מבלי לגרוע מכלליות האמור, יומצאו לבנק, בין היתר, החל ממועד חתימת כתב זה דיווחים שוטפים כלהלן:

6.1. תוך 90 יום מה- 31 בדצמבר של כל שנה החברה תמסור לבנק את כל הדוחו"ת הכספיים שלה ל- 31.12 של השנה שהסתיימה, כאשר הדוחו"ת הנ"ל מבוקרים על ידי רואה חשבון חיצוני מוסמך.

6.2. תוך 60 ימים מהיום האחרון של כל אחד מהחודשים מרץ, יוני, ספטמבר של כל שנה החברה תמסור לבנק את כל הדוחו"ת הכספיים הפנימיים המתייחסים לרבעון הקלנדרי המסתיים ביום האחרון של כל אחד מהחודשים האמורים לעיל.

6.3. תוך 30 ימים מהיום האחרון של כל סוף רבעון תמסור החברה לבנק נתוני מלאי (כולל פירוט סוגי המלאי), חייבים (כולל לקוחות בארץ, בחו"ל, חייבים שונים וכן חובותיה לנושים בדין קדימה) ויתרות חוב במערכת הבנקאית. הנתונים יתייחסו ליום האחרון של כל סוף רבעון.

6.4. לא יאוחר מ- 15.2 של כל שנה תמסור החברה לבנק תקציב שנתי ותזרים המזומנים על בסיס רבעוני המתייחסים מראש לאותה שנה.

6.5. אם החברה תערוך דוחו"ת כספיים נוספים בארץ ובחו"ל, מבוקרים או בלתי מבוקרים ו/או דוחות פיננסיים נוספים כגון תשקיפים, המיועדים להיות מוצגים לגופים כלשהם בארץ או בחו"ל, תמסור החברה לבנק העתקים מדוחו"ת אלה מיד עם עריכתם.

6.6. בלי לגרוע מכל האמור בסעיף זה, נציגי הבנק יהיו רשאים להיפגש עם רואה החשבון של החברה בכל עת לפי דרישתם לשם ווידוא נתונים בדבר מצבה הפיננסי של החברה.

לצורך כתב זה המונח **"דוח"ות כספיים"** פירושו – מאזן, דו"ח רווח והפסד, דו"ח על תזרימי

המזומנים, דו"ח שינויים בהון העצמי לרבות הביאורים להם אשר נערכו ובוקרו (לגבי דוחו"ת שנתיים בלבד) בהתאם לכללי החשבונאות המקובלים.

7. החברה תודיע לבנק מיידית על כל תביעה או הליך משפטי מכל סוג שהוא מעל לסך של 100 אש"ח שהוגשו או שהוחל בהם או שידוע לה שעומדים להינקט נגדה בבית משפט, בבית דין או בכל מוסד שיפוטי אחר, בארץ או בחו"ל.

8. ידוע לחברה כי בכל מקרה של הפרה של אחת או יותר מהתחייבויותיה על פי כתב זה לרבות במקרה של הפרה הנובעת מיישום הכללים החדשים כאמור בסעיף 2 לעיל, בחלקה או במלואה כי אז, בנוסף לכל סעד אחר שהבנק יהיה זכאי לו על פי כל מסמך שנחתם ו/או ייחתם על ידי החברה ו/או על פי כל דין, יהיה הבנק רשאי, אך לא חייב, להעמיד לפרעון מיידי את הסכומים המגיעים לו מהחברה בגין העמדת השירותים הבנקאיים, כולם או כל חלק מהם, ולממש כל בטוחה ו/או ערובה שניתנה לו על ידי החברה ו/או בעבורה.

9. כל התחייבויות החברה ובעלי הענין על פי כתב זה וכל זכויות הבנק על פיו הינן נוספות ובלתי תלויות בכל ההתחייבויות, הבטוחות והערובות שהבנק קיבל ו/או יקבל מהחברה ו/או מבעלי הענין ו/או ממי מהם, ולא ישפיעו עליהן ולא יושפעו מהן.

10. ויתור הבנק על הפרה קודמת כלשהי או על אי קיום קודם כלשהו של אחת או יותר מההתחייבויות כלפיו, בין שאותה התחייבות כלולה במסמך זה ובין שהיא כלולה או תיכלל במסמך אחר כלשהו, לא ייחשב להצדקה להפרה נוספת או לאי קיום נוסף של איזה תנאי או התחייבות כאמור; והמנעותו של הבנק משימוש בזכות כלשהי הניתנת לו על פי מסמך כלשהו ו/או על פי כל דין, לא תפורש כויתור על אותה זכות.

11. למען הסר ספק מובהר בזה, כי אין באמור בכתב זה כדי לגרוע או לצמצם באופן כלשהו מכל התחייבות של החברה ו/או של בעלי הענין ו/או של מי מהם כלפי הבנק ו/או מזכות כלשהי של הבנק כלפי החברה ו/או כלפי בעלי הענין על פי התנאים הכלליים לניהול חשבון וכל מסמך אחר שנחתם ו/או ייחתם על ידם ו/או על ידי מי מהם.

בכבוד רב,

RADCOM ~~Ltd.~~

חתימת החברה

<u>אישור יו״ר הדירקטוריון</u>

אני החח״מ, ‏_____ צבי יואל_____, יו״ר הדירקטוריון של רדקום בע״מ (להלן: **"החברה"**), מאשר בזאת כדלהלן:

1. החברה החליטה להתחייב כלפי **הבנק הבינלאומי הראשון לישראל בע״מ** (להלן: **"הבנק"**), להבטחת פירעון אשראים ושירותים בנקאיים שונים, וכל חובות והתחייבויות החברה, כלפי הבנק, בין כחייבת ובין כערבה, את ההתחייבויות המפורטות במסמך המצורף לאישור זה כחלק בלתי נפרד ממנו.

2. דירקטוריון החברה אישר כי התקבלו כל האישורים הנדרשים לפי החוק ולפי מסמכי ההתאגדות של החברה להתחייבויות המפורטות בסעיף 1 לעיל.

3. ה״ה ‏___ נג'ר י יוסי "קד ___ ת.ז. ‏___ 022692754 ___ שתפקידו ‏___ מנכ״ל ___ וה״ה ‏___ ה״צג' ג'ינאת ___ ת.ז. ‏___ 023739376 ___ שתפקידו ‏___ סמנכ״ל כספים ___ הוסמכו לחתום על כל המסמכים הדרושים ושידרשו על ידי הבנק בקשר לביצוע ההחלטות הנ״ל.

‏_____ ‏_____ 19/9/2012 _____
חתימת יו״ר   תאריך

<u>אישור עורך - דין</u>

אני החח״מ, ‏_____ מ. בורנשטיין _____, עו״ד של החברה, מאשר/ת בזאת כדלהלן:

1. מסמך זה נחתם על ידי יו״ר הדירקטוריון, ה״ה ‏___ הר יואל' צבי ___, המוכר לי אישית.

2. ההחלטות המפורטות לעיל התקבלו כחוק, על פי מסמכי ההתאגדות של החברה.

3. התקבלו כל האישורים הנדרשים לפי החוק, לרבות לפי ההוראות החלות על "עסקאות עם בעלי עניין", אם וככל שחלות, לאשרור העסקאות המפורטות בסעיף 1 לעיל.

4. חתימות ה״ה המפורטים בסעיף 3 לעיל בצירוף חותמת החברה מחייבות את החברה לעניין ההתחייבויות המפורטות בסעיף 1 לעיל, לרבות דיווח לרשם החברות בשם החברה.



Marc Borenstein
מארק בורנשטיין עו״ד
L.N. 29999 .מ.ר

‏_____ 19/9/2012 _____
תאריך

אנו הח"מ, שהננו בעלי המניות/בעלי השליטה בחברת רדקום בע"מ (להלן: "**החברה**") מאשרים ומתחייבים כלפיכם, ביחד ולחוד, כדלקמן:

1. אנו מאשרים הסכמתנו למתן ההתחייבויות הנ"ל ע"י החברה.

2. אנו מתחייבים לא לגרום או להסכים לשינוי בשיעור אחזקת מניות החברה לרבות בדרך של העברת מניות ו/או הקצאת מניות ו/או בכל דרך אחרת ולשינוי בזהות בעלי המניות באופן שיגרום לחברה להפר את התחייבויותיה המפורטות לעיל.

3. הננו מסכימים ומתחייבים כי הלוואות אשר החברה קיבלה ו/או תקבל מאתנו (להלן – "**הלוואות הבעלים**") תהיינה נחותות ונדחות מחובותיה והתחייבויותיה של החברה לבנק, וכי לחובות והתחייבויות החברה כלפי הבנק יהיה דין קדימה לעומת חובות החברה כלפינו בגין הלוואות הבעלים כפי שיהיו בכל עת, וכי החברה ו/או מי מטעמה ו/או מי בשמה תשלם ותפרע לבנק את כל חובותיה והתחייבויותיה לבנק, וזאת לפני פירעון הלוואות הבעלים כפי שיהיו אותה עת.

4. מבלי לגרוע מהאמור בסעיף 3 לעיל הננו מתחייבים בזאת שלא לדרוש ולא לקבל מהחברה בכל דרך שהיא תשלומים על חשבון פרעון הלוואות הבעלים, או כל חלק מהן, וזאת כל עוד החברה נהנית מאשראים ושירותים בנקאיים, וכל עוד לא נפרעו מלוא חובותיה והתחייבויותיה של החברה לבנק.

5. הננו מתחייבים בזאת כי היה, ומכל סיבה שהיא, אנו נקבל תשלום כלשהו על חשבון פרעון הלוואות הבעלים, וזאת כאשר באותו מועד לא נפרעו לכם במלואם כל חובות והתחייבויות החברה כלפיכם, אנו נשלם ונפרע לכם כל סכום שישולם לנו ו/או שיתקבל על ידינו על חשבון פרעון הלוואות הבעלים כאמור.

6. אנו ננחה את נושאי המשרה שימונו מטעמנו לפעול כמיטב יכולתם כך שהחברה תתנהל באופן שתעמוד בכל חובותיה והתחייבויותיה כלפי הבנק במועדם, ותפרע את כל חובותיה והתחייבויותיה כלפי הבנק במועדם.

7. התחייבויותינו כאמור לעיל תבוטלנה עם ביטול התחייבות החברה הנ"ל.

_______________ _______________ _______________ _______________

Exhibit 4.9



לשימוש פנימי/תיוק
מס' חשבון ____________

הלקוחות (הממשכנים) ____

כתובת: ____

<u>אגרת חוב (שעבוד צף וקבוע)</u>

שנעשה ונחתם ב ______________ **ביום** ____________ **לחודש** ____________ **שנת** ________

בין: הבנק הבינלאומי הראשון לישראל בע"מ (להלן: **"הבנק"**)

מ ____ מצד אחד;

לבין: ____(להלן: "**הממשכנים**")

מ ____ מצד שני;

מבוא

הואיל והממשכנים חייבים ו/או יהיו חייבים לבנק מדי פעם בפעם סכומים שונים בגין ו/או בקשר עם הסכומים המובטחים כהגדרתם בכתב זה, לפי תנאים שהוסכם ו/או שיוסכם עליהם מדי פעם בפעם;

והואיל והממשכנים ערבו ו/או יערבו מפעם לפעם לחובותיהם והתחייבויותיהם של אחר/ים (להלן: "**הנערבים**") לבנק (להלן: "**הערבויות**");

והואיל והוסכם בין הבנק והממשכנים שהממשכנים יבטיחו את כל הסכומים כמפורט בכתב זה המגיעים ושיגיעו לבנק מאת הממשכנים, בגין ו/או בקשר עם הסכומים המובטחים ו/או הערבויות, על ידי יצירת משכון ושעבוד על נכסי הממשכנים כאמור להלן:

אי לזאת הסכימו ביניהם הצדדים כדלהלן:

1. <u>**כללי**</u>:

א. המבוא לכתב זה מהווה חלק בלתי נפרד ממנו.

ב. המונח "**אשראי**" משמעו, אשראי בין במט"י ובין במט"ח, בין בארץ ובין בחו"ל, לרבות כל אשראי חוזר, אשראי חד-פעמי, הלוואות, משיכות יתר, אשראים דוקומנטריים, מתן ערבויות ו/או כתבי שיפוי, טיפול בשטרי מטען, פעולות בני"ע, נכיון שטרות, קניית שטרות, תיווך שטרות, מקדמות, מתן ארכה, רכישת השתתפות בסיכון, עסקאות עתידיות, עסקאות במכשירים פיננסיים שונים, וכן כל עסקה, או שירות, או פעולה אחרת מכל מין וסוג שהוא, בעקבותיהם נוצרים או עלולים להיווצר חובות או

התחייבויות כלשהם של הממשכנים לבנק.

ג. המונח "**הממשכנים**" וההתייחסות אליהם יתפרשו ככוללים את ומתייחסים אל הממשכנים או מי מהם וכל הבא מכח או במקום מי מהם.

ד. המונח "**הבנק**" משמעו, הבנק הבינלאומי הראשון לישראל בע"מ וכל אחד מסניפיו או משרדיו הקיימים בתאריך כתב זה או שיפתחו בעתיד, בין בישראל ובין מחוץ לישראל.

ה. המונח "**ריבית מירבית**" משמעו ריבית בשיעור הגבוה ביותר שיהיה נהוג בבנק, מעת לעת, על יתרות חובה, בחשבונות עו"ש (עובר ושב) במטבע ישראלי או במטבע חוץ, לפי הענין, שלא במסגרת משיכת יתר מאושרת בחשבונות מסוג זה, והכל בכפוף להוראות כל דין.

ו. המונח "**שטרות**" כולל כל מסמכים סחירים שהם.

ז. לשון יחיד כולל לשון רבים וכן להיפך, לשון מין זכר כולל מין נקבה וכן להיפך, אלא אם כן תוכן הדברים מחייב אחרת.

ח. נחתם כתב זה על ידי שני ממשכנים או יותר, יחייב את יחידי הממשכנים ביחד ולחוד.

ט. כל ההוראות וההתנאות שבכתב זה לגבי היחסים שבין הבנק לבין הממשכנים יחולו גם כשהממשכנים הם עצמם ערבים לאחרים כלפי הבנק, כאילו שהממשכנים חייבים לבנק במישרין את החוב לו הם ערבים.

י. כותרות השוליים שבכתב זה הן לצורך נוחות בלבד, ואין בהן כדי להיות כלי לפרשנות כתב זה.

2. <u>הסכומים המובטחים</u>

הבטוחה הניתנת בזה מבטיחה ותבטיח את תשלום כל הסכומים המגיעים ושיגיעו לבנק מאת הממשכנים בכל אופן או עילה שהם לרבות בגין ו/או בקשר עם מתן האשראי ו/או הערבויות, וכולל קרן, ריבית, הפרשי הצמדה לסוגיהם, עמלות מיסים והוצאות, והממשכנים מתחייבים בזה לשלם לבנק כל סכום כאמור, וזאת בין שהסכומים מגיעים מאת הממשכנים כחייבים עיקריים ובין כערבים, בין בשמם, או לפי שם העסק שלהם, או לפי כל שם אחר, בין לפי הרכבם הנוכחי של הממשכנים ובין לפי הרכב אחר כלשהו, בין אם סכומים אלה מגיעים או יגיעו מאת הממשכנים יחד או מאת מי מהם לחוד, בין אם מהממשכנים לבדם או מהממשכנים יחד עם אחר/ים, בין שהינם קצובים ובין שהינם בלתי קצובים, בין אם מגיעים או יגיעו מהממשכנים במישרין או בעקיפין, באופן מסוים, על תנאי או בכל אופן אחר, בין אם הגיע מועד פירעונם ובין אם טרם הגיע מועד פירעונם, בין שמקורם בעסקי הבנק כבנקאי ובין שמקורם אחר, לרבות בגין שיקים ו/או שטרות בחתימתם, בהסבתם או בערבותם, ולרבות בגין התחייבויות הממשכנים לשיפוי או לפיצוי הבנק, בין שהסכומים הנ"ל, או חלק מהם, נפסקו על ידי רשות שיפוטית כלשהי ובין אם לאו, ולרבות במקרה שמדובר בחיוב מותנה וטרם התקיים התנאי או התנאים לחלותו, **ללא הגבלה בסכום**. ונוסף על כך, כל התשלומים וההוצאות שהממשכנים חייבים בתשלומם לפי תנאי כתב זה. כל הסכומים המובטחים בכתב זה יקראו להלן: "**הסכומים המובטחים**".

3. <u>שינוי שם או הרכב</u>

התחייבויותיהם של הממשכנים לא ייפגעו מכל שינוי בשם, במבנה, או בהרכב של הממשכנים ומבלי לגרוע מכלליות האמור לעיל בסעיף זה, תמשכנה התחייבויותיהם של הממשכנים להיות בתקפן המלא כאילו הממשכנים בעלי השם, המבנה או ההרכב השונים ו/או החדשים התקיימו באותו שם, מבנה והרכב ביום חתימת כתב זה.

4. <u>הרכוש המשועבד</u>

א. כבטוחה לסילוק המלא והמדוייק של הסכומים המובטחים בהתאם לתנאי כתב זה, ממשכנים הממשכנים ומשעבדים בזה לבנק ולפקודתו:

1. בשעבוד צף מדרגה ראשונה את כל נכסיהם, מפעלם, רכושם, נכסי דלא ניידי, מטלטלין, חובות, חובות פנקס, הפסדים צבורים, רווחים, הכנסות, שכירות, זכויות מכל מין וסוג שהוא, כפי שיש לממשכנים כעת וכפי שיהיו להם בכל זמן שהוא בעתיד במשך כל מועד תוקפו של כתב זה.

2. בשעבוד קבוע ובמשכון מדרגה ראשונה את הון המניות שטרם נדרש ו/או שטרם נפרע ואת זכויות המוניטין שלהם, כפי שכל אלה קיימים ביום חתימת כתב זה וכפי שיהיו בכל עת.

3. בשעבוד קבוע ובמשכון מדרגה ראשונה וכן בהמחאה על דרך שעבוד, את כל זכויותיהם לקבלת כספים ו/או זכויות אחרות הנובעות מבטוח, לרבות כל זכויותיהם לפי חוק מס רכוש וקרן פיצויים התשכ"א – 1961 ו/או לפי כל חוק אחר, כפי שיהיו בתוקף מעת לעת.

הנכסים המשועבדים וכל חלק מהם ייקראו בכתב זה: "**הרכוש המשועבד**".

ב. למען הסר ספק מובהר בזאת כי השעבוד והמשכון הנוצרים על פי כתב זה יחולו, בין השאר, גם על כל זכות לפיצוי ו/או לשיפוי ו/או להשתתפות בסיכון שתהיה לממשכנים בשל כל אובדן, חוסר, נזק, הפקעה, תפישה, החרמה, גיוס, השמדה של הרכוש המשועבד ו/או בשל כל סיבה אחרת.

5. <u>הצהרות הממשכנים</u>

מבלי לגרוע מהצהרות הממשכנים בכל מסמך אחר שנחתם בינם לבין הבנק, הממשכנים מצהירים בזה כי הרכוש

המשועבד הינו בחזקתם ובבעלותם הגמורה, והוא חופשי מכל משכון, שעבוד, עקול או כל זכות אחרת של צד שלישי, פרט לשעבודים המפורטים ברשימת השעבודים שלהלן (אם בכלל), וכי הממשכנים זכאים למשכנו ולשעבדו לפי כתב זה. הממשכנים מתחייבים להחזיר לבנק לפי דרישתו הראשונה את כל הסכומים שהבנק יוציא בקשר להתדיינויות משפטיות שבהן יטענו טענות נגד תוקף שעבוד זה, בין שיהיה הבנק צד להן ובין אם לאו.

6. <u>התחייבויות הממשכנים</u>
הממשכנים מתחייבים בזה:

א. לא למכור, לא למשכן בדרגה כלשהי, לא לשעבד בדרגה כלשהי, לא להשכיר, לא להחכיר, לא להעביר, לא להרשות שימוש, לא להשאיל, לא למסור ולא להוציא מרשותם בכל אופן אחר שהוא את הרכוש המשועבד או כל חלק ממנו, בין במישרין ובין בעקיפין, בין בתמורה ובין ללא תמורה פרט לעסקאות רגילות הנעשות במהלך הרגיל של עסקי הממשכנים, בלי הסכמת הבנק לכך בכתב ומראש. הבנק לא יסרב סירוב בלתי סביר לבקשת הממשכנים למתן הסכמה כאמור.

ב. להודיע מיד לבנק על כל מקרה של הטלת עיקול, נקיטת הליכי הוצאה לפועל, מימוש, מתן צו שיפוטי כלשהו ו/או דרישה או תביעת זכות כלשהי על הרכוש המשועבד או על כל חלק ממנו אשר שוויו עולה על -.100,000 דולר ארה"ב (להלן יחד ולחוד – "**ההליכים**"), ולהודיע מיד לגורם שנקט בהליכים ולערכאה השיפוטית הרלבנטית על קיום השעבוד לזכות הבנק ולנקוט, על חשבון הממשכנים, מיד וללא עכוב, בכל האמצעים לשם הפסקת ההליכים ו/או הסרתם.

ג. לא לשנות ולא להסכים לשינוי כלשהו בזכויותיהם מכח הרכוש המשועבד, בלי הסכמת הבנק לכך בכתב ומראש. למען הסר ספק מובהר בזה כי אם רשומים על הרכוש המשועבד שעבודים קודמים לשעבוד זה, מתחייבים בזה הממשכנים כי תנאי השעבודים הקודמים לא ישונו ו/או לא יתוקנו בלי הסכמת הבנק לכך בכתב ומראש.

ד. להודיע לבנק מיד על קרות אחד או יותר מהמקרים המפורטים בסעיף 11 להלן.

7. <u>החזקת הרכוש המשועבד</u>

א. להחזיק את הרכוש המשועבד בתנאים סבירים, להשגיח ולשמור עליו או לגרום לשמירתו ושלמותו, לתקנו לשביעות רצון הבנק ולא להכניס בו שינויים כלשהם בלי הסכמת הבנק בכתב ומראש.

אם הממשכנים לא יבצעו את התיקונים הדרושים ברכוש המשועבד בתוך זמן סביר מיום קרות הנזק או הליקוי בהתחשב בסוג ובאופי הנזק או הליקוי, יהיה הבנק רשאי לבצע את התיקונים לפי ראות עיניו, ועל חשבון הממשכנים, ובלבד שמדובר בנזק או בליקוי מהותי העלול להשפיע על ערך הרכוש המשועבד כבטוחה.

ב. הבנק רשאי (אבל אינו מחוייב) בכל עת לבקר ולבדוק את מצב הרכוש המשועבד במקום המצאו. לא היתה החזקה ברכוש המשועבד בידי הממשכנים, מתחייבים הממשכנים לגרום לכך שהמחזיק ינהג בו לפי האמור בסעיף זה, וזאת על חשבון הממשכנים ותשלומים כאמור יהיו מובטחים אף הם בשעבוד הניתן בזה.

8. <u>העברת זכויות</u>

א. הממשכנים נותנים בזה את הסכמתם הבלתי חוזרת לכך שהבנק יהיה רשאי, בכל עת ומדי פעם בפעם, מבלי להזדקק להסכמת הממשכנים, להעביר בכל דרך ואופן, לרבות מכירה ו/או הסבה ו/או המחאה את הבטוחה הניתנת בזה ו/או את זכויות הבנק על פי כתב זה, בשלמות או בחלקים, לכל תאגיד בנקאי וכן לכל תאגיד מקבוצת הבנק הבינלאומי , במישרין ו/או באמצעות חברה ייעודית ו/או באמצעות מכירת זכויות להשתתפות בזכויות על פי כתב זה ו/או בכל דרך אחרת שהבנק ימצא לנכון, בין בטרם יועמדו הסכומים המובטחים או כל חלק מהם לפרעון או לאחר מכן, לרבות בדרגות שונות ביחס לזכויות הבנק, כפי שהבנק ימצא לנכון, וכל מקבל העברה יהיה רשאי גם הוא להעביר את הזכויות הנ"ל לתאגידים כאמור מבלי להזדקק להסכמת הממשכנים, וכן הלאה.

ב. הממשכנים מתחייבים לפעול בשיתוף פעולה ככל שיידרש, לצורך העברת הזכויות על פי כתב זה כאמור לעיל, ובכלל זה לחתום על כל מסמך שיידרש לענין זה.

ג. למניעת ספק ומבלי לגרוע מכל הסכמה אחרת שנחתמה ע"י הממשכנים, הממשכנים מאשרים בזאת כי ידוע להם ומוסכם עליהם, כי הבנק יהיה רשאי, בכל עת, לגלות לכל משתתף, נמחה או נעבר פוטנציאליים, ובכלל זה יועצים מטעם הבנק ו/או מטעם כל מתקשר פוטנציאלי, וכן לחברות העוסקות בדירוג אשראי שיועסקו לצורך דירוג הזכויות על פי כתב זה (להלן – "**צד שלישי**") פרטים על הממשכנים וכל מידע הקשור להעברת הבטוחה הניתנת בזה ו/או לזכויות הבנק על פי כתב זה, וכן כל מידע הקשור לסכומים המובטחים ולביטחונות המשמשים להבטחתו, וזאת לצורך ו/או בקשר עם התקשרותו של הבנק עם צד שלישי, בהסכם למכירת ו/או הסבת ו/או המחאת זכויותיו ו/או חבותיו של הבנק לפי כתב זה, ולפי המסמכים הנוגעים לסכומים המובטחים ולביטחונות המשמשים להבטחתם ו/או בהסכם לשיתוף באשראי, לרבות לצורך ניהול מו"מ בקשר לאמור לעיל.

9. <u>ביטוח הרכוש המשועבד</u>

א. הממשכנים מתחייבים בזה להחזיק את הרכוש המשועבד מבוטח בערכו המלא נגד הסיכונים המקובלים ונגד כל סיכון אחר שהבנק יציין מדי פעם בפעם, אצל חברה לביטוח באותו אופן ולפי אותם תנאים שהבנק יסכים להם, ולהעביר לבנק את הזכויות הנובעות מכל ביטוח כזה בצורה שהבנק יאשר. הממשכנים מתחייבים לשלם את דמי הבטוח במועדם

ולמסור לבנק את הפוליסות ואת כל האסמכתאות עבור תשלום דמי הביטוח.

ב. במקרה שהרכוש המשועבד לא יבוטח על ידי הממשכנים, או שלפי שקול דעת הבנק לא יהיה מבוטח באופן מתאים, יהיה רשאי הבנק לפי ראות עיניו לבטח את הרכוש המשועבד או כל חלק ממנו בשם הממשכנים או בשמו הוא ולשלם את דמי הביטוח לחובת חשבון הממשכנים ותשלומים כאמור יהיו מובטחים אף הם בשעבוד הניתן בזה. הבנק לא יהיה מחויב להסדיר איזה ביטוח שהוא, והממשכנים פוטרים את הבנק מראש מכל אחריות במקרה שלא יסדיר את הביטוח.
מבלי לגרוע מהאמור, הממשכנים פוטרים את הבנק מראש מכל אחריות למקרה שחברת הביטוח לא תשלם את סכום הביטוח על פי הפוליסה, כולו או חלקו, מכל סיבה שהיא, למעט במקרה שאי התשלום ינבע מרשלנות הבנק.

ג. הבנק יהיה רשאי לתבוע מחברת הביטוח את מימוש הזכות לכספי הביטוח בהתאם לאמור בסעיפים 9, 20 ו-22 לחוק המשכון התשכ"ז 1967 או כל הוראת דין שתחליף האמור.

ד. הממשכנים מתחייבים בזה לחתום לפי דרישת הבנק על כל המסמכים הנדרשים לשם ביצוע התחייבויות הממשכנים הכלולות בסעיף זה.

10. מיסים ותשלומי חובה

הממשכנים מתחייבים בזה לשלם במועדם את כל המיסים ואת כל תשלומי החובה ואת כל דרישות התשלום המוטלים ושיוטלו על הרכוש המשועבד או בקשר אליו לרבות בקשר עם מימוש השעבוד על ידי כל גוף או רשות מוסמכת ולמסור לבנק, לפי דרישתו, את הקבלות בגין תשלום המיסים והתשלומים כאמור. לא שילמו הממשכנים את המיסים והתשלומים במועדם יהיה הבנק רשאי לשלם אותם על חשבון הממשכנים, ותשלומים כאמור יהיו מובטחים אף הם בשעבוד הניתן בזה.
האמור בסעיף זה אינו גורע מזכויות הממשכנים לערער/ להשיג/לנהל דיונים עם רשויות המס השונות לגבי חבותם במס כלשהו.

11. פרעון מיידי

מבלי לגרוע מתנאי התקשרות אחרים בין הבנק לבין הממשכנים, הותנה בזה במפורש שבכל אחד מהמקרים הבאים יהיה הבנק רשאי להעמיד לפירעון מידי את כל או חלק מהסכומים המובטחים בין אם מועד פרעונם הגיע או לא ובמועד שיבחר הבנק, לפי שיקול דעתו הבלעדי.

מובהר בזה כי זכותו של הבנק להעמיד את הסכומים המובטחים לפרעון מיידי כאמור, בגין כל אחד מהמקרים המפורטים להלן, בלתי תלויה בזכותו להעמיד את הסכומים המובטחים לפרעון מיידי בגין כל מקרה אחר מהמקרים המפורטים להלן (להלן: **"המקרה הנוסף"**), וזאת אף אם המקרה הנוסף אירע בתקופת המתנה או ריפוי שנקבעה בקשר עם המקרה הראשון.

האמור בסעיף זה לעיל יחול גם בקרות המקרים המפורטים להלן או איזה מהם, בשינויים המחויבים, לגבי הנערבים ו/או לגבי מי שערב לבנק לפירעון הסכומים המובטחים ו/או למי שהינו צד לאיזה מהבטוחות שהבנק מחזיק או יחזיק בהן, לרבות צד לשטר שניתן לבנק כבטוחה, או מי מהם.

א. אם הממשכנים לא ישלמו לבנק במועד הפרעון סכום כלשהו מהסכומים המובטחים.

ב. אם ימונה מפרק או כונס נכסים או כונס נכסים ומנהל או כל בעל תפקיד דומה על כל או חלק מרכוש הממשכנים ו/או אם תוגש בקשה למינוי כאמור, זמני או קבוע, ו/או אם תוגש נגד הממשכנים בקשת פירוק ו/או בקשה לצו לקבלת נכסים ו/או אם הממשכנים יקבלו החלטת פירוק ו/או אם יוצא נגדם צו פירוק ו/או צו קבלת נכסים ו/או אם הממשכנים יפשטו את הרגל ו/או יעשו מעשה של פשיטת רגל ו/או יוצע ו/או יאושר הסדר או הצעת פשרה בין הממשכנים לבין נושיהם ו/או חבריהם או ביניהם לבין סוג פלוני שבהם ו/או אם יבוקש ו/או יוצא צו הקפאת הליכים נגדם ו/או ייפתחו הליכי שיקום על ידם.

ג. אם אירע מקרה הפוגע או העלול לפגוע ביכולתם הכספית של הממשכנים ולפי שיקול דעתו הבלעדי של הבנק יסכן הדבר את סיכויי הפרעון של הסכומים המובטחים, או אם יחול שינוי מהותי בעסקי הממשכנים, או אם הם החלו בהליכי מכירה של נכסים חיוניים לעסקיהם, או אם עסקיהם מנוהלים באופן העלול להשפיע עליהם לרעה, באופן מהותי, או אם תהיה פגיעה כלשהי ברכוש הממשכנים או בכל חלק ממנו, או אם תפסק הפעילות העסקית או חלק ניכר הימנה אצל הממשכנים, למשך חודשיים או יותר.

ד. אם יוטל עיקול או פעולת הוצאה לפועל אחרת דומה (להלן: **"העיקול"**) על רכוש הממשכנים או כל חלק ממנו בסכום אשר יש בו, לפי שיקול דעתו הבלעדי של הבנק, לפגוע ביכולת הממשכנים לעמוד בהתחייבויותיהם על פי כתב זה, או אם יוטל עיקול על הרכוש המשועבד או חלקו, ובלבד שהעיקולים כאמור לא יוסרו תוך 15 יום מיום הטלתם.

ה. אם הממשכנים יפרו או לא ימלאו את אחת או יותר מהתחייבויותיהם לפי כתב זה ו/או לפי כל הסכם ו/או לפי כל כתב ו/או התקשרות שנעשו ו/או שיעשו בין הממשכנים ובין הבנק, או אם יתברר כי כל הצהרה שהיא של הממשכנים בכתב זה ו/או בכל הסכם, ו/או בכל כתב ו/או בעל-פה ו/או בכל התקשרות שנעשו ו/או שיעשו בין הממשכנים ובין הבנק, אינה נכונה ו/או אינה מדוייקת.

ו. אם לפי שיקול דעתו הבלעדי של הבנק, מנסיבות הענין יסתבר שהממשכנים לא יוכלו או לא ירצו לקיים התחייבות כלשהי שלהם כלפי הבנק, והם לא תיקנו את ההפרה תוך 7 ימים מיום שנדרשו לעשות כך על ידי הבנק.

ז. במקרה של עזיבת הארץ אם הממשכנים הם תושבי ישראל או במקרה של מות, פסלות דין או מאסר.

ח. אם ביצוע איזו מהתחייבויות הממשכנים כלפי הבנק בין על פי כתב זה ובין על פי כל התקשרות בין הממשכנים לבין הבנק, הפך להיות בלתי חוקי, בכל עת לאחר חתימת כתב זה, גם אם טרם הגיע המועד לביצוע אותה התחייבות.

ט. אם יידרשו הממשכנים לפרוע בפרעון מוקדם את חובותיהם והתחייבויותיהם, כולם או חלקם, כלפי נושים אחרים, או אם הועמד חוב כלשהו של הממשכנים לפרעון מיידי לרבות על פי פסק דין, או אם יארע מאורע כלשהו אשר תוצאתו עלולה לזכות כל גורם שהוא על פי מסמך כלשהו שנחתם ו/או שייחתם ע"י הממשכנים בזכות להעמדה לפרעון מיידי של החובות וההתחייבויות, כולם או חלקם, של הממשכנים כלפי אותו גורם, גם אם אותו גורם לא ישתמש בזכותו להעמדה לפרעון מיידי.

י. אם, לפי שיקול דעתו הבלעדי של הבנק, חל שינוי לרעה בשווי הבטוחות שניתנו להבטחת פרעון הסכומים המובטחים או באופיים או בתוקפם של איזה מהבטוחות, ו/או חל שינוי לרעה ביחס שבין שווים כבטוחה, על בסיס מקדמי בטחון ואמות מידה כפי שייקבעו על ידי הבנק מעת לעת, לבין הסכומים המובטחים, לרבות אם תועלה טענה כלשהי לגבי תוקף הבטוחות ע"י הממשכנים ו/או מי מטעמם ו/או אחרים שהממשכנים ערבו לחובותיהם לבנק או נושה של מי מהם.

יא. אם הממשכנים הינם תאגיד:

1. אם, לפי שיקול דעתו הבלעדי של הבנק, חל שינוי בהרכב האחזקות בתאגיד לעומת המצב הקיים בתאריך חתימת כתב זה, בלי אישור הבנק בכתב ומראש.

מבלי לפגוע בכלליות האמור לעיל, יחשבו הפעולות הבאות, בין השאר, לשינוי כאמור:
העברת מניות מרצון או בדרך אחרת החלטת יחידים ו/או גופים המהווים את התאגיד המשפיעה או שיש בה כדי להשפיע על הרכב האחזקות בתאגיד, כל שינוי בהרכב היחידים ו/או הגופים המהווים את התאגיד או המחזיקים בתאגיד, במישרין או בעקיפין, ביחסי הכוחות ביניהם ו/או בהרכב האנשים או המוסדות המחליטים או הרשאים לקבל החלטות בשם התאגיד או במספרם הדרוש לפי הדין או הרשאים לפעול בהתאם לדרוש לפי הדין.

2. אם התאגיד נמחק ו/או עומד להימחק ממרשם המתנהל על פי דין.

3. אם התאגיד נתן הלוואות לבעלי מניותיו ו/או פרע להם הלוואות קיימות, ללא הסכמת הבנק בכתב ומראש , ו/או לא גרם לכך כי בעלי מניותיו יתחייבו כלפי הבנק שלא לדרוש או לתבוע פרעון הלוואות כנ"ל.

4. אם התאגיד יקבל החלטת חלוקה ו/או מיזוג ו/או איחוד ו/או שינוי מבנה ו/או הסדר, כמשמעות מונחים אלה בחוק החברות התשנ"ט - 1999 ו/או בחוק ההגבלים העסקיים התשמ"ח - 1988, או כל החלטה בעלת משמעות דומה.

5. אם חלה ירידה משמעותית בשווי השוק של ניירות הערך שהונפקו ע"י התאגיד, ככל שהונפקו.

הועמדו הסכומים המובטחים כולם או חלקם לפרעון מיידי, יהיה הבנק רשאי לגבות את כל העמלות ותשלומים החלים על פרעון מוקדם כאמור בסעיף 24 להלן, והממשכנים מתחייבים לפרוע מיידית לבנק את הסכומים המובטחים, העמלות והתשלומים כאמור.

12. <u>בטחון מתמיד ובלתי תלוי</u>

שעבוד זה ישמש בתור בטחון מתמיד ואם קבל או יקבל הבנק בטוחות אחרות או נוספות מכל אדם או גוף שהם, לרבות מאת הממשכנים, יהיה השעבוד הנוצר בזה נוסף על בטוחות אחרות או נוספות כאלה ובלתי תלוי בהן ולא ישפיע עליהן ולא יושפע על ידן. התחייבויות הממשכנים בכתב זה תישארנה בתוקפן המלא עד שהבנק ימסור לממשכנים הודעה חתומה על ידו על פיה כתב זה בטל ומבוטל. התחייבויות הממשכנים בכתב זה תישארנה בתוקפן המלא גם במקרה שהבנק, בין בהסכמת הממשכנים או בלעדיהם, ואף בלי מתן הודעה להם, לפי שיקולו של הבנק בלבד:

א. יתן לממשכנים ו/או לנערבים ו/או לכל אדם האחראי אתם או עבורם, בין כערב ובין באופן אחר, כל ארכה או הקלה או יגרום לאי מילוי חיוב כלשהו שהממשכנים אחראים לו או ערבים לקיומו.

ב. יפסיק, יגדיל, ישנה או יחדש את האשראי כולו או חלקו שנתן או יתן לממשכנים ו/או לנערבים וכן יפסיק, ישנה או יחדש איזה מתנאי אותו אשראי.

ג. יקבל, ישנה, יחליף, ישחרר, יחדש, יתקן או ימנע מלקיים או מלממש שטרות, מסמכים סחירים, ערבויות ו/או בטוחות אחרות המוחזקים ו/או שיוחזקו ע"י הבנק, בין אם קבלם או יקבלם מהממשכנים או מאחרים, בין אם יגרם לממשכנים כתוצאה מכך נזק ובין אם לאו.

ד. יתפשר, יעשה כל הסדר שהוא עם הממשכנים ו/או עם הנערבים ו/או עם אחרים ו/או עם חלק מהם בנפרד, או עם אדם אחר האחראי יחד עם הממשכנים או עם כל ערב עבורם.

ה. ישחרר מי מהממשכנים מכל או מחלק מהתחייבויותיהם לפי כתב זה ו/או יקבל כל השתתפות או יעשה כל הסדר עם מי מהם בנפרד.

13. <u>זקיפת תשלומים</u>

א. כל סכום ו/או תשלום, באיזו צורה שהיא, שהבנק יקבל מהממשכנים או על חשבונם או מכל אדם או רכוש אחר או ממימוש איזה זכות ו/או בטוחה שהיא באיזה אופן שהוא, לרבות הכנסה שתתקבל על ידי כונס נכסים ו/או כונס נכסים ומנהל ו/או בעל תפקיד דומה (להלן: "**כונס הנכסים**"), ישמשו לשם הפחתת הסכומים המובטחים, כולם או חלקם, שהגיע זמן פרעונם. כל סכום ו/או תשלום שיתקבלו כאמור לפני הגיע זמן פרעון הסכומים המובטחים, כולם או חלקם, הבנק יהיה רשאי להחזיקו תלוי ועומד, מבלי שתחול עליו החובה להשתמש בו להפחתת הסכומים המובטחים, אף אם הסכום ו/או התשלום הוקצו למטרה זו על ידי האדם הרשאי להקצותם.

ב. הבנק יהיה רשאי לפי שיקול דעתו הבלעדי, מדי פעם בפעם, לזקוף כל סכום שקיבל או שיקבל, בכל אופן ודרך מאת ו/או עבור ו/או על חשבון הממשכנים ו/או על ידי מימוש כל זכות ו/או כל בטוחה הנמצאת או שתימצא ברשות הבנק, לרבות ברשות כונס נכסים לכל חשבון שהבנק ימצא לנכון ו/או על חשבון כל סכום מהסכומים המובטחים המגיע ושיגיע לבנק ו/או על חשבון ריבית ו/או קרן ו/או דמי נזק ו/או הוצאות ו/או עמלות ו/או הפרשי הצמדה או בחלקו כך ובחלקו כך ולהעביר כל סכום שיעמוד לזכות הממשכנים בכל חשבון שהוא לכל חשבון אחר שימצא לנכון, ולא תהיה לממשכנים כל זכות לתבוע ו/או להנות מכל סכום שהתקבל ו/או שיתקבל ו/או שיחויב ו/או שיועבר ו/או שיזקף על ידי הבנק כאמור או בכל דרך אחרת להפחתת הסכומים המובטחים. הממשכנים לא יהיו רשאים להסתמך על סעיף 50 לחוק החוזים (חלק כללי) תשל"ג - 1973 או על כל הוראות דין שתבואנה במקומו או תחלפנה אותו.

14. __המימוש ותמורתו__

א. בכל אחד מהמקרים המקנים לבנק את הזכות להעמיד את הסכומים המובטחים, כולם או חלקם, לפירעון מיידי, וזאת כמפורט בסעיף 11 לעיל ו/או על פי תנאי התקשרות אחרים בין הבנק לבין הממשכנים, הבנק יהיה רשאי לנקוט בכל האמצעים שימצא לנכון, העומדים לרשותו על פי דין ו/או על פי כתב זה כדי לגבות את הסכומים המובטחים, לרבות מימוש הבטוחות שניתנו ו/או שיינתנו לפי כתב זה או בכל דרך אחרת (להלן – "**הבטוחות**"). מבלי לפגוע בכלליות זכויותיו של הבנק, ומבלי שיהיה מוטל על הבנק לנקוט לפני כן באמצעים כלשהם כדי להוציא לפועל ולבצע איזה מזכויותיו נגד הממשכנים ונגד אחרים או מי מהם או לממש כל בטוחות שבידי הבנק כיום או שיהיו בידו בעתיד, הבנק יהיה רשאי, ככל שהדבר מותר על פי הדין, לממש בעצמו את הבטוחות, כולם או חלקם, למוכרם במכירה פרטית או פומבית, בעצמו או על ידי אחרים, במזומנים או על ידי תשלומים בעתיד או אחרת, במחיר ובתנאים לפי שיקול דעתו המוחלט של הבנק. כן יהא רשאי הבנק לממש את הבטוחות, כולן או חלקן, על ידי מינוי כונס נכסים, אשר הממשכנים מסכימים כי זהותו תקבע על ידי הבנק, ואשר בין שאר סמכויותיו יהיה רשאי, בכפוף לאישור בית המשפט, לשכת ההוצאה לפועל או כל ערכאה מוסמכת אחרת:

1. לקבל לרשותו את הרכוש המשועבד או כל חלק ממנו.

2. לנהל את הרכוש המשועבד או להשתתף בהנהלתו לפי ראות עיניו.

3. למכור או להסכים למכירת הרכוש המשועבד בשלמות או בחלקים, או להעבירו או להסכים להעברתו בכל אופן אחר לפי התנאים שימצא לנכון.

4. לעשות כל הסדר אחר ביחס לרכוש המשועבד ו/או כל חלק ממנו כפי שימצא לנכון.

בחר הבנק לממש במימוש חלקי את הבטוחות, לא יפגע תוקפו של השעבוד על פי כתב זה לגבי יתרת הבטוחות שבגינן לא מומש שעבוד זה, והבנק יהיה רשאי לממש את יתרת הבטוחות, מעת לעת, כפי שימצא לנכון.

הממשכנים מסכימים בזה שאם הבנק יחליט לממש את הרכוש המשועבד על פי כתב זה, או כל חלק מהם בעצמו, ככל שהדבר מותר על פי הדין, אזי הודעה בדבר הצעדים שעומד הבנק לנקוט שתשלח בכתב אל הממשכנים 7 ימים מראש תחשב כ"מועד סביר" לצורך סעיף 19 (ב) לחוק המשכון, תשכ"ז – 1967. מובהר בזה כי במקרים של דחיפות מיוחדת, לפי שיקול דעת הבנק, ה"מועד הסביר" יכול ויהיה תקופה קצרה יותר.

ב. כל ההכנסה שתתקבל מהרכוש המשועבד וכן כל תמורה שתתקבל ממכירת הרכוש המשועבד על ידי כונס נכסים ו/או על ידי הבנק ישמשו:

1. ראשית, לסילוק כל ההוצאות שנגרמו ושיגרמו בקשר עם גביית הסכומים המובטחים ובכלל זה הוצאות כונס נכסים ושכרו.

2. שנית, לסלוק הסכומים בגין הפרשי הצמדה, ריבית, דמי נזק, דמי עמלות והוצאות המגיעים ושיגיעו לבנק במסגרת הסכומים המובטחים.

3. שלישית, לסילוק קרן הסכומים המובטחים.

4. לאחר מכן ובכפוף לסעיף 15 דלהלן, כל עודף שישאר בידי הבנק יועבר לרשות הממשכנים, אלא אם כן תהיה לבנק זכות לעכב את העודף לסלוק חובות אחרים של הממשכנים לבנק.

ג. מימוש השעבוד על ידי הבנק לא יפגע בהתחייבות כלשהי של הממשכנים כלפי הבנק על פי כל כתב אחר. במקרה שהפדיון הנקי ממכירת הרכוש המשועבד לא יספיק לכיסוי הסכומים המובטחים, לא יפגע הדבר בזכויות הבנק לתבוע את היתרה, והממשכנים מתחייבים

בזה לשלם את ההפרש מיד לפי דרישתו הראשונה של הבנק.

15. **הכנסה לפני מועד הפרעון**
במקרה שבזמן מכירת הרכוש המשועבד (בין שהמכירה תיעשה לפי בקשת או ביזמת הבנק או לפי בקשת או ביזמת אחרים) טרם הגיע מועד הפרעון של הסכומים המובטחים או של חלק מהם או שהסכומים המובטחים כאמור או כל חלק מהם יגיעו לבנק בתנאי בלבד, יהיה רשאי הבנק לגבות מפדיון המכירה (לאחר ניכוי כל ההוצאות ושכר טרחת עורכי הדין של הבנק) סכום המספיק לכיסוי הסכומים האלה, והסכום שייגבה כאמור יהיה משועבד לבנק להבטחתם של הסכומים המובטחים וישאר בידי הבנק עד לסילוקם.

16. **הוצאות**

א. כל ההוצאות הכרוכות בעריכת כתב זה, ביולו (אם וככל שחלה חובת ביול ובשיעור הדרוש על פי דין) ורישומו וכל ההוצאות הסבירות הכרוכות במימוש השעבוד ו/או בפקיעתו ו/או בפדיונו ובכלל זה שכר טרחה לעורכי דין של הבנק ולכונסי נכסים בכפוף להוראות בנק ישראל וכן כל ההוצאות הכרוכות בקיום כל התחייבויות הממשכנים על פי כתב זה, וכן כל ההוצאות הכרוכות בשמירת והחזקת הרכוש המשועבד, לרבות הוצאות ביטוח ותיקון הרכוש המשועבד, יחולו על הממשכנים ויהיו מובטחות אף הן על ידי שעבוד זה.

ב. לא שילמו הממשכנים איזה מהתשלומים החלים עליהם אשר אי תשלומם עלול להסב נזק מהותי לבנק, רשאי הבנק, אך לא חייב, לשלמו, במקומם ועל חשבונם של הממשכנים, ובלבד שנתן לממשכנים הודעה בת 15 ימים מראש על כוונתו לעשות כן, למעט במקרים של דחיפות מיוחדת במועד ביצוע התשלום, בהם אי ביצועו באופן מיידי עלול לגרום נזק מהותי לבנק, ותשלומים כאמור יהיו מובטחים אף הם בשעבוד הניתן בזה.

ג. הממשכנים מתחייבים בזה להחזיר לבנק לפי דרישתו הראשונה את כל הסכומים המגיעים לבנק לפי כתב זה ובכלל זה הסכומים שהבנק יוציא. הבנק יהא רשאי לחייב חשבון הממשכנים בסכומים האמורים, וזאת אף אם חיוב החשבון כאמור יגרום ליצירה או להגדלה של יתרת החובה בחשבון.

17. **הערכות שווי, דינים וחשבונות**

א. הממשכנים מתחייבים בזה להמציא לבנק, על פי דרישתו הראשונה, הערכת שווי לגבי הרכוש המשועבד או כל אסמכתא אחרת הנדרשת על ידי הבנק לעניין זה (להלן: "הערכת שווי"), על חשבונם, מידי תקופה שתיקבע על ידי הבנק, לפי שיקול דעתו הבלעדי, לרבות בכל מועד בו יהיה הבנק סבור, לפי שיקול דעתו הבלעדי, כי קיים חשש שחל שינוי לרעה בשווי הרכוש המשועבד.
הערכת השווי תינתן על ידי מעריך/שמאי מוסמך (להלן: "השמאי"), שאושר בכתב ומראש על ידי הבנק.
לא המציאו הממשכנים את הערכת השווי כנדרש, יהיה הבנק רשאי לדאוג לקבלת הערכת שווי חדשה, בין מהשמאי שנתן בעבר הערכת שמאי לגבי הרכוש המשועבד ובין משמאי אחר, לפי שיקול דעתו הבלעדי, ולשלם את ההוצאות הכרוכות בכך לחובת חשבון הממשכנים, ותשלומים כאמור יהיו מובטחים אף הם בשעבוד הניתן בזה, וזאת מבלי לגרוע מזכויות הבנק כלפי הממשכנים בגין הפרת התחייבותם כאמור.
על אף האמור, כל עוד החברה ציבורית, ובמועד דרישת הערכת השווי לא קיים אירוע המאפשר לבנק להעמיד חובות הממשכנים לפירעון מיידי, החברה תישא בעלויות הערכת שווי של נכסים מוחשיים בלבד.
לא התקיים איזה מהתנאים הנ"ל, החברה תישא בעלויות הערכת שווי של איזה מהנכסים המשועבדים לפי דרישת הבנק.

ב. בכפוף למוסכם בין הבנק לבין הממשכנים במסמך אמות המידה כפי שזה יהא בתוקף, אם וככל שיהיה בכל עת:
הבנק יהיה רשאי לבדוק ולעיין, בכל עת סבירה, בפנקסי החשבונות של הממשכנים ובכל המסמכים והחשבונות הנוגעים לעסקיהם, והממשכנים מתחייבים בזה למסור לבנק, מיד עם דרישתו הראשונה, דיווחים, מסמכים ומידע שוטפים בקשר עם הממשכנים, עסקיהם ומצבם הפיננסי. מבלי לגרוע מהאמור מתחייבים הממשכנים לערוך דו"חות כספיים במתכונת ובמועדים בהתאם לכל דין, ולמסרם לבנק סמוך לאחר חתימתם.
למען הסר ספק, לא קיים במועד מסוים סיכום בין הממשכנים לבנק, יחול האמור בסעיף זה כלשונו.

18. **רישום השעבוד**
הבנק יהיה זכאי לרשום את השעבוד הניתן בזה אצל כל רשות מוסמכת על פי הוראות כל דין.

19. **רישומים בנקאיים**
הרישומים בספרי הבנק, צילומים או העתק מרישומים אלה, או כל קטע מהם או מהדף האחרון של הרישומים הנ"ל, יהוו ראיות קבילות להוכחת אמיתות תוכנן. בכתב זה,
בכתב זה **"ספרי הבנק"** - כוללים כל ספר, פנקס, דף חשבון, כתב התחייבות, שטר, כרטסת, גליון, העתק מכל אחד מאלה, כל מערכת איחסון ועיבוד נתונים באמצעות מחשב אלקטרוני וכן אמצעי אחר כלשהו לאיחסון של נתונים ועיבודם, שנעשו במהלך העסקים הרגיל של הבנק.

"רישומים" - משמעותו כל רישום שנערך על ידי הבנק, לרבות פלט מחשב או העתק של רישום כאמור כולל העתק בכתב יד, בין שנרשם במכונת כתיבה ובין שנרשם או הועתק או הופק בדרך של הדפסה, שיכפול, צילום (לרבות מיקרו פילם) או באמצעות מכשיר מכאני, חשמלי או אלקטרוני או באמצעי רישום של מחשבים אלקטרוניים או בכל אמצעי אחר של רישום.

20. **כתובות**
כתובת הממשכנים היא כמפורט לעיל או כל כתובת אחרת בישראל שעליה יודיעו לבנק בכתב או בכל דרך אחרת שתאושר על ידי הבנק. כל הודעה, דרישה, העתק חשבון וכל מסמך אחר שהוא, לרבות מסמכים הנוגעים להליכים

משפטיים ולרבות שיקים ושטרות (להלן: "**דברי דואר**"), רשאי הבנק לשלוח או למסור לממשכנים בדואר רגיל, או באופן אחר, לפי בחירתו. דבר דואר כנ"ל אשר יישלח לממשכנים בדואר רגיל לפי המען הנ"ל, ייחשב כאילו נתקבל על ידם תוך שלושה ימים ממועד דיוורו. אישור הבנק על דבר משלוח או מסירה כאמור ומועדם ישמש ראייה קבילה כלפי הממשכנים ביחס למשלוח, המסירה והמועד הנזכרים באישור.

הוחזרו דברי דואר שנשלחו כאמור ברציפות מספר פעמים, יהיה הבנק רשאי להימנע מלהמשיך ולשלוח דברי דואר למען כאמור.

21. <u>ניכוי במקור</u>

כל הסכומים המגיעים ושיגיעו לבנק מהממשכנים בקשר עם כתב זה ישולמו על-ידם במלואם ללא קיזוז, הפחתה או ניכוי במקור של סכום כלשהו בגין מיסים, אגרות, היטלים או תשלומי חובה אחרים מכל סוג שהוא, קיימים או עתידיים, המוטלים על הממשכנים בקשר עם תשלומים המגיעים מהם על פי כתב זה.

אם סכומים כאמור לעיל יופחתו או ינוכו במקור, ישלמו הממשכנים לבנק מייד את כל הסכומים המגיעים מהם כשהם מוגדלים בשיעור הדרוש כדי להבטיח שלאחר הניכוי או ההפחתה כאמור, יקבל הבנק, במועד הפירעון של אותם סכומים, סכום השווה לסכום המלא אותו היה מקבל אלמלא ההפחתה או הניכוי.

22. <u>הדין החל ומקום שיפוט</u>

א. דיני מדינת ישראל יחולו על כתב זה ועל פירושו.

ב. מקום השיפוט הייחודי לצרכי כתב זה, נקבע אך ורק בבית משפט באחת מהערים ירושלים, תל אביב-יפו, חיפה, באר שבע או נצרת, הקרוב ביותר למקום בו שוכן סניף הבנק שבו הוענק האשראי ו/או סניף הבנק שבו מתנהלת החבות שבגינה ניתנו הערבויות (להלן: "**הסניף**") או – לפי בחירת התובע – בכל בית משפט שבאזור שיפוטו שוכן הסניף. נקיטת הליכים משפטיים בבית משפט או לשכת הוצאה לפועל (להלן: יחד ולחוד "**בית משפט**") מסוים לא תמנע מהבנק לנקוט הליכים משפטיים בבית משפט אחר, בין בו זמנית ובין אם לאו.

23. <u>שמירת זכויות</u>

הצדדים מסכימים כי בכל מקרה שאחד הצדדים אינו משתמש מיד בזכויותיו הנובעות מכתב זה או קשורות אליו לא תחשב עובדה זו של השהיה כויתור על זכויות אלה או להסכמה או להודאה איזו שהיא מהצד האחר או לתקדים כלשהו והצד האחר כאמור רשאי להשתמש בזכויות הנובעות מכתב זה ו/או הקשורות אליו ו/או על פי כל דין בכל עת שימצא לנכון.

24. <u>פרעון מוקדם</u>

זכותם של הממשכנים ו/או של כל אדם, שזכותו עלולה להיפגע ממתן השעבוד לפי כתב זה או ממימושו, לפדות את השעבוד על הרכוש המשועבד על ידי פרעון הסכומים המובטחים לפני הגיע זמן הפרעון הקבוע, כפופה לתשלום עמלות פרעון מוקדם וכל תשלום אחר, כפי שיסוכמו בין הממשכנים לבנק ובהעדר סיכום כפי שיהיו נהוגים בבנק בעת הפרעון המוקדם, עד לתקרת השיעור המירבי (אם יהיה) של העמלות והתשלומים כאמור, שהבנק יהיה רשאי לגבות באותה עת, על פי הוראות כל דין ו/או בנק ישראל.

היה הבנק רשאי, על פי הוראות כל דין ו/או בנק ישראל, לגבות עמלות פרעון מוקדם ו/או כל תשלום אחר בשיעורים שונים,אזי בהעדר סיכום בין הממשכנים לבנק יגבה הבנק את השיעור הגבוה מביניהם.

בנוסף לאמור, הבנק יהיה רשאי לקבוע שיעורי פירעון מינימליים לפירעון חלקי של הסכומים המובטחים ו/או מועדים להודעה מוקדמת לפרעון לפני המועד ו/או כל תנאי אחר, בכפוף לכל דין ו/או הוראות בנק ישראל.

מובהר בזאת, כי סעיף 13 (ב) לחוק המשכון תשכ"ז - 1967 או כל הוראה שתבוא כתיקון או כתחליף לסעיף זה, לא יחולו על הצדדים.

25. <u>חתימה על מסמכים</u>

הממשכנים מתחייבים לחתום על כל מסמך ועל כל טופס, בהתאם לדרישת הבנק, אם על פי כל דין יש או יהיה צורך בכך, לפי שיקול דעתו הבלעדי של הבנק, כדי לתת או להשאיר תוקף מלא לכתב זה על כל הוראותיו.

26. <u>ויתור ושיפוי</u>

א. הבנק, וכל מי מטעמו, לא יהיו אחראים, והממשכנים מוותרים בזאת על כל תביעה ו/או דרישה נגדם, בגין כל הפסד, נזק, מניעת רווח, הוצאות ותשלומים שיגרמו, אם יגרמו, כתוצאה מכך שהבנק ו/או מי מטעמו השתמשו ו/או יתכוונו להשתמש בכוחות, בסמכויות, בזכויות ו/או בשיקול הדעת שהוענקו להם בכתב זה או בקשר אליו, לרבות בגין אופן ומועד מימוש הרכוש המשועבד, למעט לגבי מקרים שבהם נגרם הנזק כתוצאה מרשלנות או מפעולה בזדון של הבנק.

ב. הממשכנים מתחייבים בזאת, מיד לפי דרישה ראשונה של הבנק, לשפות את הבנק וכל מי מטעמו, לרבות עורכי דין, שלוחים וכונסי נכסים, בכל סכום, בצירוף ריבית מירבית, מיום הדרישה ועד ליום התשלום בפועל, שמי מהם יידרש לשלם בגין תביעות, הליכים משפטיים אחרים, נזקים, הוצאות ותשלומים אחרים הנובעים משימוש בכוחות, סמכויות, זכויות ו/או שיקול הדעת שניתנו להם על פי כתב זה, כאמור לעיל, או על פי הדין, לרבות, ובלי לגרוע מכלליות האמור לעיל, ריבית, הוצאות, לרבות הוצאות ביטוח ותיקון הרכוש המשועבד, ושכר סביר של עורך הדין שיגרמו לבנק ו/או למי מטעמו בקשר לדרישה כאמור, והם יהיו זכאים לשיפוי מתוך הרכוש המשועבד בקשר לכל סכום כאמור.

ג. בהליכים כאמור המתנהלים בפני בית משפט או כל רשות שיפוטית מוסמכת אחרת, בהם נטל הבנק חלק פעיל, יהיו זכויות הבנק כאמור לשיפוי ופיצוי בגין הוצאות התדיינות באותם הליכים, כפופות לפסיקת בית המשפט או הרשות השיפוטית, וזאת מבלי לגרוע מזכותו של הבנק כאמור לשיפוי ופיצוי בגין כל הפסד, נזק או הוצאה אחרים, מעבר להוצאות התדיינות.

27. ערבויות
מוסכם בזה כי אם ימומש השעבוד בגין חובותיהם והתחייבויותיהם של הממשכנים מכח הערבויות, יוגבלו הסכומים המובטחים על פי כתב זה לסכומים הנקובים בערבויות, וזאת על אף כל הוראה אחרת בכתב זה.
אין באמור לעיל כדי לגרוע מזכויות הבנק להפרע מהרכוש המשועבד ללא הגבלה בסכום, בגין החובות וההתחייבויות של הממשכנים אשר אינם נובעים מהערבויות.

28. שינויים
כל שנוי, תיקון או תוספת לכתב זה לא יהיה להם תוקף אלא אם כן נעשו בכתב ובחתימת הבנק. כל ויתור של הבנק על זכות שנתנה לו בכתב זה, לא יהיה לו תוקף אלא אם כן נעשה בכתב ובכל מקרה, הוא יהיה תקף לשעתו ולעניינו בלבד, ולא יצור כל השתק או מניעות לעתיד.

רשימת השעבודים הקיימים ביום חתימת כתב זה (סעיף 5 לכתב זה):

מס' רישום	תאריך יצירת השעבוד	סכום השעבוד	סוג השעבוד (צף/ספציפי)	לטובת

ולראייה באו הצדדים על החתום:

הבנק הבינלאומי הראשון לישראל בע"מ   **הממשכנים**

זיהוי חתימת חברה - פרטי החותמים (לפחות אחד מהם צריך להיות "נושא משרה" לפי סעיף 39 לחוק החברות, התשנ"ט - 1999):

שם החותם	מס' ת.ז.	תפקידו בחברה